RealWorld.com, LLC
Balance Sheets
As of December 31, 2023 and 2022

	December, 31 2023	December 31, 2022
Assets		
Current Assets		
Cash and equivalents	$ 25,322	$ 30,845
Total Current Assets	25,322	30,845
Non-Current Assets		
Intangible Assets	10,000	10,000
Total Non-Current Assets	10,000	10,000
Total Assets	**$ 35,322**	**$ 40,845**
Liabilities and Members' Equity		
Non-Current Liabilities		
Convertible Notes	$ 75,000	$ 75,000
Total Non-Current Liabilities	75,000	75,000
Members' Equity		
Paid in capital	1,170,000	-
Accumulated deficit	(1,209,678)	(34,155)
Total Members' Equity	(39,678)	(34,155)
Total Liabilities and Members' Equity	**$ 35,322**	**$ 40,845**